united states

securities and exchange commission

Washington, D.C. 20549

FORM T-1

Statement of Eligibility Under

The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☒

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

91-1821036

I.R.S. Employer Identification No.

200 South 6th Street Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Steven Gomes

U.S. Bank Trust Company, National Association

1 Federal Street

Boston, MA 02110

(651) 466-6619

(Name, address and telephone number of agent for service)

BEACON FINANCIAL CORPORATION

(Issuer with respect to the Securities)

Delaware	04-3510455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

131 Clarendon Street Boston, MA	02116
(Address of Principal Executive Offices)	(Zip Code)

Subordinated Debt Securities

(Title of the Indenture Securities)

FORM T-1

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2. AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15 Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee, attached as Exhibit 1.

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, included as Exhibit 2.

4.	A copy of the existing bylaws of the Trustee, attached as Exhibit 4.

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of March 31, 2026, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 17th of August 2026.

By:	/s/ Steven J. Gomes
Steven J. Gomes
Vice President